Exhibit 99.1

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW 2000 Australia

ASX Release:

2014 ANNUAL GENERAL MEETING

SYDNEY, 17 October 2014 – MOKO Social Media Limited (NASDAQ: MOKO, ASX: MKB) advises that the following documents will be sent to shareholders today:

-	Notice of Annual General Meeting
-	Proxy Form

ENDS.

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to that common interest. These are developed entirely by MOKO and then distributed at no charge to these groups and their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application that is launching to more than 800 colleges and universities across the US in the latter part of 2014 that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political App called VOYCIT will also soon be launched. In December 2014 MOKO will also launch a specialist running community app called RunHaven. RunHaven.com is for US recreational runners with event, training, dietary and other runner-relevant information.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

MOKO Social Media Limited ACN 111 082 485 T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 341 George Street Sydney, NSW, 2000, Australia Website: corporate.moko.mobi Email: contact@moko.mobi

LETTER TO SHAREHOLDERS

17 October 2014

Dear Shareholder

Annual General Meeting

On behalf of the Board, I am pleased to invite you to attend the Annual General Meeting of MOKO Social Media Limited. This will be held at 10.00am (AWST) on Monday, 17 November 2014 at:

South Perth Bowling Club

2 Mends Street

South Perth

WA 6151

Enclosed are the following documents:

-	Notice of Meeting and Explanatory Statement;
-	Proxy Form for the Annual General Meeting; and
-	Annual Report for the year ended 30 June 2014, for those Shareholders who have requested a printed copy.

If you are unable to attend the Meeting, I encourage you to appoint a proxy, by following the instructions on page 3 of the Notice of Meeting. You may also provide questions or comments in advance of the Meeting, by contacting the Company Secretary, using the details set out on page 24 of the Notice.

Important notice – 2014 Annual Report

Shareholders are reminded that the Annual Report is only mailed to those Shareholders who have elected to receive it in hard copy. The 2014 Annual Report can be viewed on the Company’s website at http://mokosocialmedia.com/financial-reports/.

We look forward to seeing you at the Annual General Meeting.

Yours faithfully

Greg McCann

Chairman

MOKO SOCIAL MEDIA LIMITED

ABN 35 111 082 485

NOTICE OF ANNUAL GENERAL MEETING

TIME:	10.00am (AWST)
DATE:	Monday, 17 November 2014
PLACE:	South Perth Bowling Club
2 Mends Street
South Perth
WA 6151

This Notice of Meeting should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their professional advisers prior to voting.

Should you wish to discuss the matters in this Notice of Meeting please do not hesitate to contact the Company Secretary, using the contact details on page 24.

CONTENTS PAGE

Notice of Annual General Meeting (setting out the proposed Resolutions)	5
Explanatory Statement (explaining the proposed Resolutions)	10
Proxy Form	Separate

YOUR VOTE IS IMPORTANT

The business of the Annual General Meeting affects your shareholding and your vote is important.

VOTING IN PERSON

To vote in person, attend the Annual General Meeting on the date and at the place set out on page 5.

APPOINTING A PROXY

A Shareholder who is entitled to attend and vote at the Meeting may appoint a proxy to attend and vote at the Meeting on their behalf. A proxy does not need to be a Shareholder of MOKO.

If a Shareholder is entitled to cast two or more votes at the Meeting, the Shareholder may appoint two proxies and may specify the percentage or number of votes each proxy can exercise. If the proxy form does not specify the percentage or number of the Shareholder’s votes that each proxy may exercise, each proxy may exercise half of the Shareholder’s votes on a poll. Fractions will be disregarded.

To appoint a proxy online, go to www.linkmarketservices.com.au and click the ‘Investor & Employee Login’ button. You will need your HIN (holder identification number) or SRN (shareholder reference number) to log in.

Alternatively, you can appoint a proxy by completing and signing the enclosed proxy form and sending the form to:

(a)	by post to Link Market Services Locked Bag A14 SYDNEY SOUTH NSW 1235; or

(b)	by fax to Link Market Services at (+61 2) 9287 0309.

The deadline for receipt of proxy appointments is 10.00am (AWST) on Saturday, 15 November 2014.

Proxy appointments received later than this time will be invalid.

POWER OF ATTORNEY

If the proxy form is signed under a power of attorney on behalf of a Shareholder, then the attorney must make sure that either the original power of attorney or a certified copy is sent with the proxy form, unless the power of attorney has already been provided to the Share Registry.

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CORPORATE REPRESENTATIVES

If a representative of a corporate Shareholder or a corporate proxy will be attending the Meeting, the representative should bring to the Meeting adequate evidence of their appointment, unless this has previously been provided to the Share Registry.

An appointment of corporate representative form may be obtained from Link Market Services by calling (+61) 1300 554 474 or online at http://www.linkmarketservices.com.au/corporate/InvestorServices/Forms.html.

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NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting (AGM) of Shareholders of MOKO Social Media Limited will be held at South Perth Bowling Club, 2 Mends Street, South Perth, WA 6151 at 10.00am (AWST) on Monday, 17 November 2014. Registration will open at 9.30am (AWST).

The Explanatory Statement to this Notice of Meeting provides additional information on matters to be considered at the AGM. Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

The Directors have determined under Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 7.00pm (AWST) on Saturday, 15 November 2014.

As required by clause 11.3 of the Company’s Constitution, this Notice has been given to the ASX at least 20 Business Days before the date of the AGM and any nominations for election to the office of Director are to be received not later than five Business Days after the date of this Notice.

AGENDA

ADOPTION OF ANNUAL REPORT

To receive and consider the Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ended 30 June 2014.

Shareholders will be asked to consider, and if thought fit, to pass, with or without amendment, the Resolutions below, which will be proposed as Ordinary Resolutions:

1.	Resolution 1 – Re-election of Director – Mr MARK HAUSER

“That Mr Mark Hauser be re-elected as a Director of the Company.”

2.	resolution 2 – ADOPTION OF THE REMUNERATION REPORT

“To adopt the MOKO Remuneration Report for the year ended 30 June 2014.”

3.	RESOLUTION 3 – GRANT OF OPTIONS TO MR IAN RODWELL, CHIEF EXECUTIVE OFFICER

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 7,500,000 Options to Mr Ian Rodwell or his nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

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4.	RESOLUTION 4 – GRANT OF OPTIONS TO MR HANS DE BACK, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 2,000,000 Options to Mr Hans de Back or his nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

5.	RESOLUTION 5 – GRANT OF OPTIONS TO MR MARK HAUSER, NON-EXECUTIVE DIRECTOR

“That approval be given for all purposes, including Chapter 2E of the Corporations Act and ASX Listing Rule 10.11, for the grant of up to 3,000,000 Options to Mr Mark Hauser or his nominee, with the performance conditions, expiry dates and other terms and conditions set out in Schedule 1 of the Explanatory Statement accompanying the Notice.”

6.	RESOLUTION 6 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the Shareholders ratify and approve the issue of 2,500,000 Shares and 14,570,000 unlisted Options for the purposes and on the terms and conditions set out in the Explanatory Statement accompanying the Notice.”

DATED: 17 October 2014

BY ORDER OF THE BOARD

MOKO SOCIAL MEDIA LIMITED

ANDREW BURSILL

COMPANY SECRETARY

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Voting Exclusion Statement

For the definitions of Key Management Personnel (KMP) and Closely Related Parties, please refer to the Glossary on page 31.

The Corporations Act restricts members of the KMP of the Company and their Closely Related Parties from voting in relation to remuneration related Resolutions (such as Resolutions 2, 3, 4 and 5).

In addition, separate voting restrictions apply in respect of Resolutions 3, 4, 5 and 6 under the ASX Listing Rules.

What this means for Shareholders: If you intend to appoint a member of the KMP (other than the Chairman of the Meeting) as your proxy, please ensure that you direct them how to vote on Resolutions 2, 3, 4 and 5. If you do not do so, your proxy will not be able to vote on your behalf on Resolutions 2, 3, 4 and 5.

If you intend to appoint the Chairman of the Meeting as your proxy, you are encouraged to direct him how to vote by marking the boxes for Resolutions 2, 3, 4 and 5 (for example if you wish to vote for, or against, or to abstain from voting). If you appoint the Chairman as your proxy without directing him how to vote, the proxy form authorises him to vote as he decides on Resolutions 2, 3, 4, and 5 (even though those Resolutions are connected with the remuneration of KMP). The Chairman of the Meeting intends to vote in favour of all Resolutions (where permissible).

The Company will disregard votes cast on Resolutions 2, 3, 4, 5 and 6 by the persons detailed in the table below.

Resolution	Voting exclusions
Resolution 2 – Adoption of Remuneration Report

A vote must not be cast in any capacity by:

-      a current or former member of the KMP whose remuneration details are included in the remuneration report for the year ended 30 June 2014, and

-      any Closely Related Parties of such member of the KMP.

In addition, no votes may be cast as a proxy by any other person who has become a member of the KMP by the time of the AGM, or their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 2 if:

-      the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-      the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of members of the KMP, including the Chairman).

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Resolution 3 - Grant of Options to Mr Ian Rodwell, Chief Executive Officer

A vote must not be cast by:

-      Mr Ian Rodwell, being the person who is to receive securities in relation to the Company, and

-      any associates of Mr Ian Rodwell.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 3 if:

-      the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-      the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 4 - Grant of Options to Mr Hans de Back, Non-executive Director

A vote must not be cast by:

-      Mr Hans de Back, being the person who is to receive securities in relation to the Company, and

-      any associates of Mr Hans de Back.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 4 if:

-      the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-      the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

Resolution 5 - Grant of Options to Mr Mark Hauser, Non-executive Director

A vote must not be cast by:

-      Mr Mark Hauser, being the person who is to receive securities in relation to the Company, and

-      any associates of Mr Mark Hauser.

In addition, no votes may be cast as a proxy by any member of the KMP or by their Closely Related Parties.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 5 if:

-      the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-      the vote is cast by the Chairman of the Meeting and the proxy form authorises him to vote as he decides on the Resolution (even though it is connected with the remuneration of a member of the KMP).

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Resolution 6 – Ratification of Prior Issue of Securities

A vote must not be cast by:

-      the persons listed in Section 5, parts (e) and (g) of the Explanatory Statement, being the persons that participated in the issue of the securities that are the subject of the Resolution, and

-      any associates of those persons.

However, the Company need not disregard a vote cast as proxy for a person who is entitled to vote on Resolution 6 if:

-      the vote is cast in accordance with the directions on the proxy form, specifying how the proxy is to vote on the Resolution; or

-      the vote is cast by the Chairman of the Meeting, in accordance with a direction on the proxy form, to vote as the proxy decides.

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EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting to be held on Monday, 17 November 2014 at 10.00am (AWST).

This purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the Resolutions in the Notice of Meeting.

1.	ANNUAL REPORT

The business of the Meeting will include receipt and consideration of the Company’s Annual Financial Report, the Directors’ Report and the Auditor’s Report for the year ended 30 June 2014, which are included in MOKO’s Annual Report.

In accordance with the Corporations Act 2001, Shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the Annual Report, and on the management of MOKO.

The Company’s auditor will be present at the Meeting. During the discussion of this item, the auditor will be available to answer questions on:

-	the conduct of the audit;
-	the preparation and content of the Auditor’s Report;
-	the accounting policies adopted by the Company in relation to the preparation of the Financial Statements; and
-	the independence of the auditor in relation to the conduct of the audit.

Written questions for the auditor

If you would like to submit a written question about the content of the Auditor’s Report or the conduct of the audit of the Annual Financial Report to the Company’s auditor, please send your question to the Company Secretary. A list of qualifying questions will be made available at the Meeting.

Please note that all written questions must be received at least five business days before the Meeting, that is by Monday, 10 November 2014.

2.	re-election of directorS

Constitution

Clause 13.5 of the Constitution provides that the Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors. Any Director appointed under clause 13.5 holds office only until the next following annual general meeting, and is then eligible for re-election.

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Clause 13.2 of the Constitution requires that one third of the Directors (excluding Directors appointed under clause 13.5), or if their number is not a multiple of three, then the whole number nearest one third, must retire at each annual general meeting. It also provides that a Director who retires under clause 13.2 is eligible for re-election. Clause 13.1 of the Constitution provides that the Managing Director is exempt from this requirement.

As noted the Company’s release to the ASX on 8 October 2014, Mr Peter Yates, who has retired under rotation in accordance with clause 13.2 of the Company’s constitution has decided not to offer himself for re-election as a Director of the Company.

RESOLUTION 1 – MR MARK HAUSER

Mr Mark Hauser seeks re-election in accordance with clause 13.5 of the Constitution.

Brief Curriculum Vitae of Mr Mark Hauser

Independent Non-Executive Director

Experience and expertise

Mr Hauser joined the Board of MOKO on 1 February 2014. He holds a Bachelor of Economics Degree and a Bachelor of Law Degree from Sydney University and a Master of Law Degree from the London School of Economics & Political Science.

Mr Hauser is a Senior Managing Director of OFS Management, the manager of OFS Capital Corp., a publicly listed business development company. Mr. Hauser founded and leads the firm’s small business investment fund which makes loans and structured equity investments to private family businesses.

Mr Hauser is also the founder and Managing Director of Tamarix Capital Corporation. Tamarix invests in private, family-owned businesses assisting them in their growth strategies, both in the United States and internationally. Previously, he was a Senior Managing Director at Sandell Asset Management, a multi-strategy fund where he headed the global private equity business. Prior to Sandell, Mr Hauser was a Managing Director at FdG Associates, a private equity fund focused on investing in family-owned businesses.

He has served as an officer and on the boards of directors of numerous public and private companies and he has been a guest speaker and participated on panels involving global middle-market private equity investing and issues facing family businesses. He has also served on the boards of various philanthropic organizations and is a member of various clubs and societies including Young Presidents Organization/World Presidents Organization and The Economic Club of New York.

Mr Hauser began his career as a corporate attorney, practicing with Rogers & Wells in New York, Simons & Baffsky in Sydney, and Simmons & Simmons in London.

Current directorships of other listed companies

Nil

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Former directorships of other listed companies in the last three years

Nil

Special responsibilities

Chairman of the Audit Committee

Member of the Compensation Committee

Board recommendation: The Directors (with Mr Hauser abstaining) unanimously recommend the re-election of Mr Hauser.

3.	RESOLUTION 2 – ADOPTION OF REMUNERATION REPORT

The Remuneration Report is set out in the Annual Report. The Remuneration Report details the Company’s remuneration arrangements for the Directors and senior management of the Company.

S250R(2) of the Corporations Act requires that a resolution to adopt the Remuneration Report be put to the vote of the Company. Shareholders should note that the vote on Resolution 2 is advisory only and not binding on the Company or its Directors.

However, under the Corporations Act, if at least 25% of the votes cast on Resolution 2 are against the adoption of the Remuneration Report then:

-	if comments are made on the Remuneration Report at the Meeting, MOKO’s 2015 Remuneration Report will be required to include an explanation of the Board’s proposed action in response or, if no action is proposed, the Board’s reasons for this; and
-	if, at next year’s AGM, at least 25% of the votes cast on the resolution for adoption of the 2015 Remuneration Report are against it, MOKO will be required to put to Shareholders a resolution proposing that an Extraordinary General Meeting (EGM) be called to consider the election of Directors (Spill Resolution). If the Spill Resolution is passed (i.e. more than 50% of the votes cast are in favour of it), all of the Directors (other than the Managing Director) will cease to hold office at the subsequent EGM, unless re-elected at that Meeting.

Last year, a resolution was passed to adopt the 2013 Remuneration Report, with in excess of 75% of votes cast in favour of the resolution on a show of hands (noting that in excess of 75% of proxies lodged were also in favour of the resolution).

In accordance with the Corporations Act, Shareholders will be given a reasonable opportunity at the Annual General Meeting to ask questions and make comments on the Remuneration Report.

Board recommendation: The Remuneration Report forms part of the Directors’ Report, which was approved in accordance with a unanimous resolution of the Board. Each Director recommends that Shareholders vote in favour of adopting the Remuneration Report.

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4.	GRANTS OF OPTIONS TO DIRECTORS

Background

It is proposed that:

-	a grant of 7,500,000 unlisted Options with exercise price $0.19 and expiry date 26 November 2017 is made to Mr Ian Rodwell, Chief Executive Officer.

-	a grant of 2,000,000 unlisted Options with exercise price $0.19 and expiry date 26 November 2016 is made to Mr Hans de Back, Non-executive Director.

-	a grant of 3,000,000 unlisted Options with exercise price $0.19 and expiry date 26 November 2016 is made to Mr Mark Hauser, Non-executive Director.

ASX Listing Rule 10.11

ASX Listing Rule 10.11 states that an entity must not issue or agree to issue equity securities to any of the following persons without first receiving Shareholder approval:

(a)	a related party; or

(b)	a person whose relationship with the entity or a related party is, in the ASX’s opinion, such that approval should be obtained.

A ‘related party’ for the purposes of the Corporations Act includes:

(a)	a director of a public company; and

(b)	an entity controlled by a director of a public company.

Accordingly Mr Rodwell, Mr de Back and Mr Hauser are “related parties” to the Company.

Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of a public company unless the benefit falls within one of various exceptions to the general prohibition. Exceptions to this general prohibition include where the company first obtains the approval of its shareholder in general meeting, or the financial benefit being provided is on arm’s length terms or better.

A “financial benefit” for the purposes of the Corporations Act includes issuing securities to a related party.

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RESOLUTION 3 – GRANT OF OPTIONS TO CHIEF EXECUTIVE OFFICER

Shareholder approval

Shareholder approval is sought for the grant of 7,500,000 Options to Mr Rodwell for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Mr Rodwell as part of his compensation package, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The Options will be issued to Mr Ian Rodwell or to his nominee.

(b)	The maximum number of Options that will be issued to Mr Rodwell or to his nominee is 7,500,000.

(c)	The Company proposes to issue the Options to Mr Ian Rodwell on 26 November 2014, but in any case no later than one month after the date of the Meeting.

(d)	Mr Rodwell is a Director of the Company.

(e)	The Options will be issued for no cash consideration, for an exercise price of $0.19. The expiry date will be 26 November 2017. The Options will be subject to a Share price performance hurdle, such that they will only vest if the volume weight average price (VWAP) of the Company’s Shares over a 30 Trading Day period exceeds $0.30. Other material terms and conditions of the Options are set out at Schedule 1.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Mr Rodwell abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Mr Rodwell.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

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RESOLUTION 4 – GRANT OF OPTIONS TO NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 2,000,000 unlisted Options to Mr Hans de Back for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Mr de Back as part of his total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The Options will be issued to Mr Hans de Back or to his nominee.

(b)	The maximum number of Options that will be issued to Mr de Back or to his nominee is 2,000,000.

(c)	The Company proposes to issue the Options to Mr de Back on 26 November 2014, but in any case no later than one month after the date of the Meeting.

(d)	Mr de Back is a Director of the Company.

(e)	The Options will be issued for no cash consideration, for an exercise price of $0.19. The expiry date will be 26 November 2016. Other material terms and conditions of the Options are set out at Schedule 1.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Mr de Back abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Mr de Back.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

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RESOLUTION 5 – GRANT OF OPTIONS TO NON-EXECUTIVE DIRECTOR

Shareholder approval

Shareholder approval is sought for the grant of 3,000,000 unlisted Options to Mr Mark Hauser for all purposes, including ASX Listing Rule 10.11 and Chapter 2E of the Corporations Act. These Options are proposed to be issued to Mr Hauser as part of his total Director’s fees, where the Company seeks to conserve its cash reserves as best possible, whilst retaining the services of highly qualified and experienced personnel.

For the purposes of ASX Listing Rule 10.13, the following information is provided to Shareholders:

(a)	The Options will be issued to Mr Mark Hauser or to his nominee.

(b)	The maximum number of Options that will be issued to Mr Hauser or to his nominee is 3,000,000.

(c)	The Company proposes to issue the Options to Mr Hauser on 26 November 2014, but in any case no later than one month after the date of the Meeting.

(d)	Mr Hauser is a Director of the Company.

(e)	The Options will be issued for no cash consideration, for an exercise price of $0.19. The expiry date will be 26 November 2016. Other material terms and conditions of the Options are set out at Schedule 1.

(f)	A voting exclusion applies to this item of business, as set out in the Notice of Meeting.

(g)	There will be no funds raised by the issue of the Options. Any proceeds received by the Company from the exercise of the Options will be used to provide additional working capital to the Company.

For the purposes of Part 2E.1 of the Corporations Act, the additional disclosures in Annexure 1 are made.

Board recommendation: The Directors (with Mr Hauser abstaining) unanimously recommend that Shareholders vote in favour of approving the grant of Options to Mr Hauser.

The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Options.

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5.	RESOLUTION 6 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

Background

The Company has recently made the following issues of Shares and Options under ASX Listing Rule 7.1:

On 27 June 2014, the Company announced that it had issued 500,000 Shares as consideration for the provision of business development, strategic marketing, product procurement, brand marketing, day-to-day operational management and project management services to the Company by ProVentures Marketing LLC and Patrick McGee.

In June 2014, the Company listed on the NASDAQ Global Market, where its securities are traded in the form of American Depositary Shares (each, an ADS). One ADS represents 40 of the Company’s Shares. On 30 June 2014, the Company announced that it had issued a total of 364,250 unlisted options over ADSs (ADS Options). The ADS Options were issued to senior US management, strategic partners of the Company and other parties as required under the specific documentation for various acquisitions made the Company in expanding its US product offering. The 364,250 ADS Options are equivalent to 14,570,000 unlisted Options. In the remainder of this section, where a reference is required to ADS Options, it will be expressed in terms of unlisted Options.

On 8 July 2014, the Company announced that it had issued 2,000,000 Shares under an agreement with EAS Advisors LCC (EAS), a firm which has been providing the Company with advice on equity capital markets since 2010.

ASX Listing Rule 7.1

ASX Listing Rule 7.1 restricts listed companies in relation to the number of equity securities that they can issue or agree to issue without shareholder approval. Generally, a listed company cannot, in any 12 month period, issue a number of equity securities which is more than 15% of their fully paid ordinary shares on issue without shareholder approval (15% limit), unless an exception applies. The Company has not exceeded this 15% limit.

ASX Listing Rule 7.4

ASX Listing Rule 7.4 provides that where holders of ordinary securities approve a previous issue of securities made without approval under ASX Listing Rule 7.1, and provided that the previous issue of securities did not breach ASX Listing Rule 7.1, those securities shall be deemed to have been issued with Shareholder approval for the purpose of ASX Listing Rule 7.1.

Shareholder approval

Shareholder approval is now sought for the issues of securities set out below, pursuant to ASX Listing Rule 7.4, to reinstate the Company’s capacity to issue up to 15% of its ordinary issued capital under ASX Listing Rule 7.1, if required, over a 12 month period without seeking further Shareholder approval.

ASX Listing Rule 7.5 requires the following information to be provided to Shareholders:

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(a)	the number of securities issued was 2,500,000 Shares and 14,570,000 unlisted Options.

(b)	500,000 Shares were issued to Patrick McGee at no cost, as non-cash consideration. 1,000,000 Shares were issued at an issue price of $0.10 and 1,000,000 Shares were issued at an issue price of $0.20, in connection with the EAS agreement.

(c)	14,570,000 unlisted Options were issued at no cost.

(d)	the Shares issued rank equally with, and are on the same terms as, the existing Shares on issue.

(e)	the Shares were issued to the persons set out in the table below:
Issue date	Name	No. of Shares
27/06/2014	Patrick McGee	500,000
08/07/2014	Edward Sugar	2,000,000

(f)	the terms and conditions of the unlisted Options are contained in Schedule 2; certain of the unlisted Options are subject to vesting conditions, as set out in part (g) below.

(g)	the unlisted Options were issued to the persons set out in the table below:
Name	Number of unlisted Options	Exercise price US$	Expiry date
Mike Hines	1,000,000	0.05	30/06/2016
Mike Hines	1,000,000	0.075	30/06/2016
Patrick McGee	1,000,000	0.05	31/12/2014
Patrick McGee	1,000,000	0.10	31/12/2014
Patrick McGee (A)	1,000,000	0.15	31/12/2015
Patrick McGee	750,000	0.1875	30/06/2016
David Oestriecher	200,000	0.0925	31/12/2014
David Oestriecher	1,000,000	0.04625	31/12/2014
David Oestriecher (B)	1,000,000	0.10175	31/12/2015
David Oestriecher (C)	1,000,000	0.15725	31/12/2016
Jimmy Williams	1,000,000	0.1875	30/06/2016
William Reifsnyder	1,000,000	0.15725	31/12/2014
Carlos Vasconcellos	40,000	0.1875	30/06/2016
Jeremy Schultz	40,000	0.1875	30/06/2016
Brendan Egan	40,000	0.1875	30/06/2016
Sarah Burris	250,000	0.1875	30/06/2016
Chris Cheshewalla	100,000	0.1665	30/06/2016
Kevin Warner	300,000	0.1875	30/06/2016
Gail Hughes (D)	250,000	0.1875	30/06/2016
Matt Gepp (D)	200,000	0.1875	30/06/2016
Jerry Casselano	250,000	0.1875	30/06/2015
Jerry Casselano	250,000	0.17	30/06/2016
Paul Omps	300,000	0.13875	31/12/2014
Paul Omps (E)	300,000	0.13875	31/12/2014
Paul Omps (A)	300,000	0.13875	31/12/2015
American Intramural Sports Group	1,000,000	0.10	30/06/2016

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Vesting conditions:

(A) Must be employed at 1 January 2015

(B) Must be employed at 1 November 2014

(C) Must be employed at 1 November 2015

(D) Vesting occurs once RunHaven app completes

(E) Must be employed at 1 September 2014

(h)	the funds raised from the issue of Shares to Edward Sugar and on the exercise of unlisted Options will be used to supplement the Company’s existing working capital. The purpose of the issues of Shares and unlisted Options is set out above under the heading, ‘Background’.

(i)	a voting exclusion applies to this item of business, as set out in the Notice of Meeting.

Board recommendation: The Directors unanimously recommend that Shareholders vote in favour of ratifying the above issue of equity securities. This will enable the Company to retain the flexibility to issue further equity securities representing up to 15% of the Company’s share capital under ASX Listing Rule 7.1 during a 12 month period without seeking further Shareholder approval.

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ANNEXURE 1 – ADDITIONAL DISCLOSURES REQUIRED BY CHAPTER 2E.1

The following information is provided to comply with sections 219 of the Corporations Act. Neither the Directors nor the Company are aware of any other information that is material to or would be reasonably required by Shareholders to make a decision in relation to the financial benefits contemplated by Resolutions 3 - 5 which is not set out in this Notice.

Options that are the subject of Resolution 3 (CEO Options)

The CEO Options have an assessed valuation of $447,000 (using a price of 5.960 cents per CEO Option), being the mid-point of valuation of the CEO Options as provided in the valuation report prepared by Stantons International Securities (SIS), based on the assessed fair value of the CEO Options as calculated in the SIS report. It is noted that SIS has valued the CEO Options to be in a range of values between 5.688 cents to 6.223 cents per CEO Option, based on volatilities ranging from 90% to 100%, after allowing for a discount rate of 35% due to the market based vesting condition (as noted under (v) below).

The fair value of the CEO Options has been independently determined using a Black-Scholes option pricing model that takes into account the Exercise Price, the term of the CEO Option, the impact of dilution, the Share price at grant date, the expected volatility of the underlying Share, the expected dividend yield and the risk free rate for the term of the CEO Option.

The model inputs for the calculation of the range of values of the CEO Options include:

(i)	Issue Price: CEO Options are granted for no cash consideration.

(ii)	Expected Grant Date: The Company proposes to issue the CEO Options on 26 November 2014 providing that Resolution 3 has been approved by Shareholders, but in any case no later than one month after the date of passage of Resolution 3.

(iii)	Exercise Price: $0.19.

(iv)	Expiry Date: 26 November 2017.

(v)	Vesting Conditions: The CEO Options will be subject to a Share price performance hurdle, such that they will only vest if the VWAP of the Company’s Shares over a 30 Trading Day period exceeds $0.30.

(vi)	ASX quoted Share price at valuation date: $0.16.

(vii)	Expected Price Volatility of the Shares: 90%.

(viii)	Expected Dividend Yield: nil.

(ix)	Risk-Free Interest Rate: 2.61%.

20

Options that are the subject of Resolutions 4 and 5 (NED Options)

The NED Options have an assessed valuation of $301,700 (using a price of 6.034 cents per NED Option), being the mid-point of valuation of the NED Options as provided in the valuation report prepared by Stantons International Securities (SIS), based on the assessed fair value of the NED Options as calculated in the SIS report. It is noted that SIS has valued the NED Options to be in a range of values between 5.725 cents to 6.337 cents per NED Option, based on volatilities ranging from 90% to 100%.

The fair value of the NED Options has been independently determined using a Black-Scholes option pricing model that takes into account the Exercise Price, the term of the NED Option, the impact of dilution, the Share price at grant date, the expected volatility of the underlying Share, the expected dividend yield and the risk free rate for the term of the NED Option.

The model inputs for the calculation of the range of values of the NED Options include:

(i)	Issue Price: NED Options are granted for no cash consideration.

(ii)	Expected Grant Date: The Company proposes to issue the NED Options on 26 November 2014 providing that Resolutions 4 and 5 have been approved by Shareholders, but in any case no later than one month after the date of passage of Resolutions 4 and 5.

(iii)	Exercise Price: $0.19.

(iv)	Expiry Date: 26 November 2016.

(v)	Vesting Conditions: The NED Options vest immediately.

(vi)	ASX quoted Share price at valuation date: $0.16.

(vii)	Expected Price Volatility of the Shares: 95%.

(viii)	Expected Dividend Yield: nil.

(ix)	Risk-Free Interest Rate: 2.61%.

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Remuneration of Directors

The remuneration of the Directors for the year ending 30 June 2014 (for clarity, this is before the issue of the proposed Options referred to above), is as follows:

Table 1

	SHORT-TERM				POST-EMPLOYMENT		SHARE-BASED
2014	Salary & Fees	Consultancy Fees	Bonus	Other	Super- annuation	Retirement benefits	Performance Shares	Options	Total $

Non-Executive Directors
Hans de Back [1]	22,500	39,000	-	-	-	-	-	1,154,571	1,216,071
Mark Hauser [2]	18,094	-	-	-	-	-	-	99,519	117,613
Executive Directors
Ian Rodwell [3]	300,387	-	45,767	4,419	28,309	-	-	918,092	1,296,973
TOTAL	340,981	39,000	45,767	4,419	28,309	-	-	2,172,182	2,630,658

1.	Mr de Back is a director of Dutchman Capital, which provided consulting services to MOKO until 30 September 2013. The contract between MOKO and Dutchman Capital was based on normal commercial terms.
2.	Mr Hauser was appointed as a Non-executive Director on 1 February 2014 and prior to which, he provided consulting services to MOKO for two years until 31 January 2014. The consulting contract between MOKO and Mr Hauser was based on normal commercial terms and this remuneration is not included.
3.	Mr Rodwell was paid a short term incentive of $22,883 excluding superannuation in June 2014 upon Rec*IT launch and $22,884 excluding superannuation in June 2014 upon NASDAQ listing.

With effect from 1 November 2014, the following change will be made to Mr Hauser’s remuneration. Mr Hauser currently receives annual fees of US$40,000. These annual fees will increase by US$15,000, for serving as Chairman of the Audit Committee.

Mr Rodwell currently receives an annual base salary of US$325,000 and rental assistance of US$5,000 per month. He will not receive a short-term incentive for the 2015 financial year.

The annual fees of A$30,000 for Mr de Back will remain unchanged.

22

After the passing of Resolutions 3 - 5 and the subsequent issue of Options, the Directors’ direct and indirect interests in Shares and Options will be as follows:

Table 2

	PRIOR TO PASSING RESOLUTIONS 3 - 5					AFTER PASSING RESOLUTIONS 3 - 5
Security Holder	Ordinary Shares	Listed Options	Unlisted Options	Performance Shares	Total holding (prior to passing Resolutions 3 -5)	Ordinary Shares	Listed Options	Unlisted Options	Performance Shares	Total holding (after passing Resolutions 3 - 5)
Ian Rodwell	5,707,917	325,000	10,000,000	-	16,032,917	5,707,917	325,000	17,500,000	-	23,532,917
Hans de Back	40,297,710	5,000,000	11,400,000	-	56,697,710	40,297,710	5,000,000	13,400,000	-	58,697,710
Mark Hauser	-	-	8,000,000	-	8,000,000	-	-	11,000,000	-	11,000,000
All Other Shareholders	554,551,376	139,782,974	34,520,000	20,000,000	748,854,350	554,551,376	139,782,974	36,520,000	20,000,000	750,854,350
TOTAL	600,557,003	145,107,974	63,920,000	20,000,000	829,584,977	600,557,003	145,107,974	78,420,000	20,000,000	844,084,977

Table 3 sets out the dilutionary effect that, subject to obtaining the necessary Shareholder approvals, will occur as a result of the issue of the Options proposed to be issued under Resolutions 3 - 5.

Table 3

Security Holder	Fully Diluted Holding in Company before passing Resolutions 3 - 5	Fully Diluted Holding in Company after passing Resolutions 3 - 5
Ian Rodwell	1.93%	2.79%
Hans De Back	6.83%	6.95%
Mark Hauser	0.96%	1.30%
All Other Shareholders	90.27%	88.95%
Total	100.00%	100.00%

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6.	eNQUIRIES

Shareholders may contact the Company Secretary if they have any queries in respect of the matters set out in these documents.

Andrew Bursill

Company Secretary

MOKO Social Media Limited

c/- Franks & Associates Pty Limited

GPO Box 4325

Sydney, NSW 2001

Tel: (+61 2) 9299 9690

Fax: (+61 2) 9299 9629

Email: abursill@fa.com.au

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Schedule 1 – OPTIONS – Terms and Conditions

The Options that are the subject of each of Resolutions 3, Resolution 4, and Resolution 5, will be issued on the following terms and conditions (which will be confirmed to option holders at the time that initial transaction statements are despatched):

1.	Each Option entitles the holder to subscribe for one Share and is exercisable during the following periods, subject to the following vesting conditions:

a.	in the case of the Options that are the subject of Resolution 3, the period commencing on the date that the Company issues the Options and concluding at 5.00 p.m. AEST on 26 November 2017, providing that the Options will only vest if the VWAP of the Company’s Shares over a 30 Trading Day period exceeds $0.30; and

b.	in the case of the Options that are the subject of Resolution 4 and 5 the period commencing on the date that the Company issues the Options and concluding at 5.00 p.m. AEST on 26 November 2016.

2.	The Option may be exercised by giving notice in writing (Notice of Exercise) to the Board of Directors of the MOKO Social Media Limited (Company);

3.	The exercise price for each Option (which is payable immediately on exercise) is:

a.	in the case of the Options that are the subject of Resolution 3, $0.19; and

b.	in the case of the Options that are the subject of Resolutions 4 and 5, $0.19,

in each case, the Exercise Price, for each Share in respect of which the Option is exercised;

4.	Within 14 days after receipt by the Company of a Notice of Exercise and payment of the relevant Exercise Price, the Company must issue to the Option Holder the number of Shares in respect of which the Option is exercised and dispatch the relevant acknowledgment of issue as soon as is reasonably practicable thereafter;

5.	Shares issued on the exercise of Options will rank equally in all respect with the then existing Shares and will be subject to the provisions of the Constitution;

6.	Subject to Paragraphs 7, 8 and 9 below, an Option does not confer the right to participate in new issues of securities by the Company without first exercising the Option;

7.	Adjustments to the number of Shares over which Options exist and/or the Exercise Price may be made as described in Paragraph 8 below, in order to take account of changes to the capital structure of the Company by way of pro rata bonus and cash issues;

8.	The method of adjustment for the purpose of Paragraph 7 above will accord with Listing Rules 6.22.2 and 6.22.3 as at the date the Option is granted or as those Listing Rules may be subsequently amended. This provides:

•	PRO RATA CASH ISSUES

If there is a pro rata issue (except a bonus issue) to the holder of the underlying securities, the exercise price of an Option may be reduced according to the following formula:

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O' =      O - E [P - (S + D)]
         N + 1

O' =	the new exercise price of the Option. In the case of an Option over a Share, the new exercise price may not be reduced below the par value of the Share;
O =	the old exercise price of the Option;
E =	the number of underlying Shares in respect of which one Option is exerciseable;
P=	the average market price per Share (weighted by reference to volume) of the underlying Shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date arising in the course of the pro-rata issue;
S =	the subscription price for a Share under the pro rata issue;
D =	the dividend due but not yet paid on the existing underlying Shares (except those to be issued under the pro rata issue);
N =	the number of securities with rights or entitlements that must be held to receive a right to one new security.

•	PRO RATA BONUS ISSUES

If there is a bonus issue to the holders of the underlying securities, the number of securities over which the Option is exercisable may be increased by the number of securities which the holder of the Option would have received if the Option had been exercised before the record date for the bonus issue;

9.	The Options will be reconstructed as required by the Listing Rules on a reconstruction of capital;

10.	In the event of any reconstruction of capital, Options will be treated in the following manner:

•	in the event of a consolidation of the share capital of the Company, the number of Options will be consolidated in the same ratio as the ordinary share capital of the Company and the Exercise Price will be amended in inverse proportion to that ratio;

•	in the event of a subdivision of the share capital of the Company, the number of Options will be subdivided in the same ratio as the ordinary share capital of the Company and the Exercise Price will be amended in inverse proportion to that ratio;

•	in the event of a reduction of par value by return of share capital of the Company, the number of Options will remain the same and the Exercise Price will be reduced by the same amount as the reduction of that par value of each ordinary share;

•	in the event of a reduction of par value of each share in the Company by a cancellation of share capital that is either lost or not represented by available assets, the number of Options and the Exercise Price will remain unaltered;

•	in the event of a pro rata cancellation of shares in the Company, the number of Options will be reduced in the same ratio as the ordinary share capital of the Company and the Exercise Price will be amended in inverse proportion to that ratio; and

26

•	in the event of any other reconstruction of the issued capital of the Company, the number of Options or the Exercise Price or both will be reconstructed (as appropriate) in a manner which will not result in any benefits being conferred on Option Holders which are not conferred on shareholders;

11.	In the instance that a Change in Control Event occurs in respect of the Shares of the Company, all Options will expire 30 days after the Change in Control.

For the purposes of the above clause a "Change in Control Event" means:

(i)	the occurrence of:

(A)	the offeror under a takeover offer in respect of all Shares announcing that it has achieved acceptances in respect of 50.1% or more of the Shares; and

(B)	that takeover bid has become unconditional (except any condition in relation to the cancellation or exercise of the Options); or

(ii)	the announcement by the Company that:

(A)	shareholders of the Company have at a Court convened meeting of shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement under which all Shares are to be either:

(1)	cancelled; or

(2)	transferred to a third party; and

(B)	the Court, by order, approves the proposed scheme of arrangement.

12.	The Company will at all times keep available sufficient authorised capital to satisfy the exercise of all Options which have neither lapsed nor been fully exercised, taking account of any other obligations of the Company to issue Shares;

13.	No application for quotation of the Options will be made by the Company;

14.	The Company will apply to the ASX for, and will use its best endeavours to obtain, quotation or listing of all Shares issued on the exercise of Options but gives no assurance or undertaking that such quotation or listing will be granted or maintained;

15.	If the Company is liquidated, all unexercised Options will lapse;

16.	Options may not be transferred without prior consent of the Board; and

17.	No further document will be sent to an Option Holder in relation to the exercise of its Options.

27

Schedule 2 – ADS OPTIONS – Terms and Conditions

1.	Entitlement

Each Option entitles the holder to subscribe for and be issued one fully paid American Depositary Share (“ADS”) in MOKO Social Media Limited (“Company”) upon exercise of each Option. Each ADS represents an entitlement to forty ordinary shares (“Shares”) of the Company.

2.	Exercise Period and Vesting Date

a)	Subject to item 2(b) below and any vesting conditions set out in the Option certificate, each Option is exercisable at any time after the later of the date of grant of the Option and the vesting date and before the Expiry Date.

b)	Notwithstanding that the Expiry Date has not occurred, each Option that has not already vested as outlined above will expire on that date which is the earlier to occur of a Change of Control Event and the date the Option holder ceases to be employed, engaged as a consultant or appointed as a director of the Company because of:

(i)	if the holder is a director the date the holder is disqualified from holding the office of director;

(ii)	retirement;

(iii)	voluntary cessation;

(iv)	cessation of employment in accordance with the terms of the employment agreement; or

(v)	by mutual agreement (unless the Board resolves otherwise),

and thereafter no party has any claim against any other party arising under or in respect of the Options.

c)	If there is a vesting date, the Options immediately vest if a Change in Control Event occurs in respect of the Shares of the Company.

d)	For the purposes of clause 2(b) and 2(c) a "Change in Control Event" means:

(i)	the occurrence of:

(A)	the offeror under a takeover offer in respect of all Shares announcing that it has achieved acceptances in respect of 50.1% or more of the Shares; and

(B)	that takeover bid has become unconditional (except any condition in relation to the cancellation or exercise of the Options); or

28

(ii)	the announcement by the Company that:

(A)	shareholders of the Company have at a Court convened meeting of shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement under which all Shares are to be either:

(1)                 cancelled; or

(2)                 transferred to a third party; and

(B)	the Court, by order, approves the proposed scheme of arrangement.

3.	Notice of Exercise

The Options may be exercised by notice in writing to the Company and payment of the Exercise Price for each Option being exercised. Any notice of exercise of an Option received by the Company will be deemed to be a notice of the exercise of that Option as at the date of receipt.

4.	Shares issued on exercise

Shares issued on exercise of the Options rank equally with the then shares of the Company. The Shares will be converted into ADSs and transferred to the Option holder.

5.	Quotation of Shares on exercise

Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Options. The Shares will be converted into ADSs (which may be traded on NASDAQ) and transferred to the Option holder. Each ADS represents an entitlement to forty Shares of the Company.

6.	Timing of issue of Shares

Within 15 Business Days after the later of the following:

(a)	receipt of a Notice of Exercise given in accordance with these terms and conditions and payment of the Exercise Price for each Option being exercised by the Company if the Company is not in possession of excluded information (as defined in section 708A(7) of the Corporations Act); and

(b)	the date the Company ceases to be in possession of excluded information in respect to the Company (if any) following the receipt of the Notice of Exercise and payment of the Exercise Price for each Option being exercised by the Company, the Company will:

(a)	allot and issue the Shares pursuant to the exercise of the Options;

(b)	give ASX a notice that complies with section 708A(5)(e) of the Corporations Act or lodge a prospectus with ASIC that qualifies the Shares for resale under section 708A(11) of the Corporations Act; and

29

(c)	apply for official quotation on ASX of Shares issued pursuant to the exercise of the Options.

7.	Participation in new issues

There are no participation rights or entitlements inherent in the Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Options.

However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten business days after the issue is announced. This will give the holders of Options the opportunity to exercise their Options prior to the date for determining entitlements to participate in any such issue.

8.	Adjustment for bonus issues of Shares

If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

a)	the number of Shares which must be issued on the exercise of an Option will be increased by the number of Shares which the Optionholder would have received if they had exercised the Option before the record date for the bonus issue; and

b)	no change will be made to the Exercise Price.

9.	Adjustments for reorganisation

If there is any reconstruction of the issued share capital of the Company, the rights of the Optionholders will, be varied to the extent necessary to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction.

10.	Quotation of Options

No application for quotation of the Options will be made by the Company.

11.	Options Transferable

The Options are transferable provided that the transfer of Options complies with section 707(3) of the Corporations Act.

12.	Lodgement Instructions

The application for Shares on exercise of the Options with the appropriate remittance should be lodged at the Company's Registry.

Cheques shall be in US dollars made payable to MOKO Mobi, Inc and crossed "Not Negotiable", or payment can be made by wire to the bank account of MOKO.mobi, Inc.

30

GLOSSARY

ADS means an American Depositary Share of the Company, where one ADS represents 40 Shares.

ADS Options means an unlisted option, if exercised in accordance with its terms, to acquire one ADS in the Company.

Annual General Meeting, AGM or Meeting means the meeting convened by the Notice.

ASX means ASX Limited (ABN 98 008 624 691).

ASX Listing Rules means the Listing Rules of ASX.

AWST means Australian Western Standard Time, Perth, Western Australia.

Board means the board of Directors of the Company as constituted from time to time.

Business Day has the meaning given to that term in ASX Listing Rule 19.12.

Closely Related Parties, in relation to a member of KMP, means the member’s spouse, child or dependant (or a child or dependant of the member’s spouse), anyone else in the member’s family who may be expected to influence or be influenced by the member in the member’s dealings with MOKO (or the MOKO Group), and any company the member controls.

Company or MOKO means MOKO Social Media Limited (ABN 35 111 082 485).

Constitution means the Constitution of the Company.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company.

Documents means each of the Notice, Explanatory Statement and the Proxy Form and all other documents that accompany each other when sent to each Shareholder.

Explanatory Statement means the explanatory statement accompanying the Notice.

Key Management Personnel or KMP means those persons having authority and responsibility for planning, directing and controlling the activities of MOKO or the MOKO Group, whether directly or indirectly. Members of the KMP include Directors and certain senior executives.

MOKO Group means MOKO and its controlled entities.

Notice means the notice of Meeting that accompanies and forms part of the Documents.

Option means an option, if exercised in accordance with its terms, to acquire one Share in the Company.

Ordinary Resolution means a resolution passed by more than 50 per cent of the votes at a general meeting of Shareholders.

Performance Share means a performance share, which may be converted into one Share in the Company if the following performance hurdle is met: the Company’s shares must achieve a 90 day VWAP of $0.40.

31

Resolutions means the resolutions set out in the Notice, or any one of them, as the context requires.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Share Registry means Link Market Services.

Trading Day has the meaning given to that term in ASX Listing Rule 19.12.

VWAP means the volume weighted average price of trading in Shares on the ASX market and the Chi-X market over a specified period, excluding block trades, large portfolio trades, permitted trades during the pre-trading hours period, permitted trades during the post-trading hours period, out of hours trades ad exchange traded option exercises.

Interpretation

In these Documents, unless the context requires otherwise:

(a)	a reference to a word includes the singular and the plural of the word and vice versa;

(b)	a reference to a gender includes any gender;

(c)	if a word or phrase is defined, then other parts of speech and grammatical forms of that word or phrase have a corresponding meaning;

(d)	a term which refers to a natural person includes a company, a partnership, an association, a corporation, a body corporate, a joint venture or a governmental agency;

(e)	headings are included for convenience only and do not affect interpretation;

(f)	a reference to a document includes a reference to that document as amended, novated, supplemented, varied or replaced;

(g)	a reference to a thing includes a part of that thing and includes but is not limited to a right;

(h)	the terms “included”, “including” and similar expressions when introducing a list of items do not exclude a reference to other items of the same class or genus;

(i)	a reference to a statute or statutory provision includes but is not limited to:

(i)	a statute or statutory provision which amends, extends, consolidates or replaces the statute or statutory provision;

(ii)	a statute or statutory provision which has been amended, extended, consolidated or replaced by the statute or statutory provision; and

(iii)	subordinate legislation made under the statute or statutory provision including but not limited to an order, regulation, or instrument;

(j)	a reference to “$”, “A$”, “Australian Dollars” or “dollars” is a reference to the lawful tender for the time being and from time to time of the Commonwealth of Australia;

(k)	a reference to “US$” is a reference to the lawful tender for the time being and from time to time of the United States of America; and

(l)	a reference to an asset includes all property or title of any nature including but not limited to a business, a right, a revenue and a benefit, whether beneficial, legal or otherwise.

32

ACN 111 082 485

LODGE YOUR VOTE

ONLINE www.linkmarketservices.com.au

By mail:

MOKO Social Media Limited

C/- Link Market Services Limited

Locked Bag A14

Sydney South NSW 1235 Australia

By fax: +61 2 9287 0309

All enquiries to: Telephone: 1300 554 474 Overseas: +61 1300 554 474

PROXY FORM

I/We being a member(s) of MOKO Social Media Limited (the Company) and entitled to attend and vote hereby appoint:

STEP 1 APPOINT A PROXY

the Chairman of the Meeting (mark box)

OR if you are NOT appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to vote on my/our behalf (including in accordance with the directions set out below or, if no directions have been given, to vote as the proxy sees fit, to the extent permitted by the law) at the Annual General Meeting of the Company to be held at 10:00am (AWST) on Monday, 17 November 2014 at South Perth Bowling Club, 2 Mends Street, South Perth, WA 6151 (the Meeting) and at any postponement or adjournment of the Meeting.

I/we expressly authorise the Chairman of the Meeting to exercise my/our proxy on, and in connection with, items 2, 3, 4 and 5 even though those resolutions are connected directly or indirectly with the remuneration of a member of the key management personnel for the MOKO group. (Note: if you do not want the Chairman of the Meeting to vote as your proxy in favour of items 2, 3, 4 and 5, you need to direct your proxy to vote against or to abstain from voting on those items by marking the appropriate boxes below.)

On a poll, the Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an

STEP 2 VOTING DIRECTIONS

For Against Abstain*

Resolution 1

Re-election of Director - Mr Mark Hauser

Resolution 2

Adoption of the Remuneration Report

Resolution 3

Grant of options to Mr Ian Rodwell, Chief Executive Officer

For Against Abstain*

Resolution 4

Grant of options to Mr Hans de Back, Non-Executive Director

Resolution 5

Grant of options to Mr Mark Hauser, Non-Executive Director

Resolution 6

Ratification of prior issue of securities

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

STEP 3 SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual) Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual)

Sole Director and Sole Company Secretary Director/Company Secretary (Delete one) Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth).

MKB PRX405R

HOW TO COMPLETE THIS PROXY FORM

Your Name and Address

This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form.

Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person in Step 1. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a shareholder of the Company. A proxy may be an individual or a body corporate.

Votes on Items of Business – Proxy Appointment

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both forms together.

Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, either shareholder may sign.

Power of Attorney: to sign under power of attorney, you must lodge the power of attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

Corporate Representatives

If a representative of the corporation is to attend the Meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au.

Lodgement of a Proxy Form

This Proxy Form (and any power of attorney under which it is signed) must be received at an address given below by 10:00am

(AWST) on Saturday, 15 November 2014, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting.

Proxy Forms may be lodged using the reply paid envelope or:

ONLINE www.linkmarketservices.com.au

Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” (Securityholder Reference Number (SRN) or Holder Identification Number (HIN) as shown on the front of the Proxy Form).

by mail:

MOKO Social Media Limited

C/- Link Market Services Limited

Locked Bag A14

Sydney South NSW 1235

Australia

by fax:

+61 2 9287 0309

by hand:

delivering it to Link Market Services Limited, 1A Homebush Bay Drive, Rhodes NSW 2138.

If you would like to attend and vote at the Annual General Meeting, please bring this form with you.

This will assist in registering your attendance.